Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF

EU REGULATION 596/2014

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

31 May 2017

PROPOSED PLACING OF APPROXIMATELY 187 MILLION ORDINARY SHARES IN BARCLAYS AFRICA GROUP LIMITED (“BAGL”)

Further to the announcement today, confirming that Barclays has received the necessary regulatory approvals to further sell down its position in BAGL and enter into agreements with BAGL governing the terms on which separation will occur, Barclays today announces its intention to sell approximately 187 million ordinary shares (the “Placing Shares”) in BAGL (the “Placing”), representing approximately 22% of BAGL’s issued share capital. This follows the initial placing that Barclays undertook on 5 May 2016 of 103.6 million shares representing 12.2% of the issued share capital of BAGL.

As previously announced, Barclays’ intention is to divest its shareholding in BAGL to a level which will permit Barclays to de-consolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. This Placing further progresses Barclays’ intentions in both these respects. Barclays’ target long-term shareholding in BAGL is around 15%.

The Placing Shares are being offered to institutional investors by way of an accelerated bookbuild placing, which is open with immediate effect. The Public Investment Corporation SOC Limited (“PIC”) has confirmed its participation as an anchor investor in the Placing for approximately 59 million shares, representing 7% of BAGL’s issued share capital. The terms of the PIC commitment reflect PIC’s requirement for regulatory approvals in certain African jurisdictions. Delivery of the Placing Shares to be taken up by PIC is expected to occur at a later date following receipt of the necessary regulatory approvals.

All of the remaining ordinary shares in BAGL held by Barclays PLC or its subsidiaries (excluding the 1.5% which Barclays has agreed to contribute towards the establishment of a black economic empowerment scheme and any shares held by BAGL and its subsidiaries) not sold in the Placing will be subject to a lock-up restriction from today until 90 days after settlement. During this period, the lock-up restriction may be waived with the consent of the Co-Global Co-ordinators (such consent not to be unreasonably withheld or delayed).

The final number of Placing Shares to be placed and the price per Placing Share will be agreed by Barclays and the joint bookrunners and co-bookrunners for the Placing (the “Banks”) at the close of the bookbuild process, and the results of the Placing will be announced as soon as practicable thereafter.

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO “BARCLAYS” ARE TO BARCLAYS BANK PLC IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE “PROSPECTUS DIRECTIVE”) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH A “RELEVANT MEMBER STATE”), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

THE BANKS ARE AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATORY AUTHORITY, ARE ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE OFFER AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THE RESPECTIVE CLIENTS OF THE BANKS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE

BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.